Exhibit 99.1

SilverCrest Announces Record Q3 Production
385,251 Ounces Silver and 7,085 Ounces Gold

TSX: SVL NYSE MKT: SVLC	For Immediate Release

VANCOUVER, BC - October 15, 2014 – SilverCrest Mines Inc. (the “Company”) is pleased to announce silver and gold production results for the third quarter (“Q3”) of 2014 from its 100% owned Santa Elena Mine located in Sonora, Mexico. The Santa Elena Mine is in the process of finalizing the transition from an open pit heap leach to underground mining and milling operations. For additional information and to view photos and videos, please visit the Company’s website at www.silvercrestmines.com.

Production Highlights of Q3, 2014, vs. Q3, 2013;

•	Silver production quarterly record of 385,251 ounces; a 90% increase.
•	Gold production of 7,085 ounces; a 2% decrease.
•	Silver equivalent(1) production record of 810,334 ounces; a 26% increase.
•	Bullion inventory at the end of Q3 2014 included 56,890 oz silver and 1,045 oz gold.
•	Santa Elena’s new mill was commissioned on budget by August 1st, with average throughput of 2,371 tonnes per day during Q3 2014 and currently averaging 2,500 tonnes per day.

N. Eric Fier, President and COO stated; “Santa Elena’s third quarter 2014 silver equivalent production was significantly higher than the second quarter 2014 as a result of the successful commissioning of the new processing facility. Our current operational focus is to optimize ball mill grind size in efforts to achieve throughput tonnages at or above the nameplate capacity of 3,000 tpd and manage the short-term delays related to the first underground stope production (refer to news release dated September 26, 2014). Metal production for the first three quarters of 2014 was 1.9 million AgEq(2) and it is expected to significantly increase in the fourth quarter to enable us to meet our revised 2014 metal production guidance between 3.0 to 3.3 million AgEq(2). Free cash flow at current metal prices is anticipated in late Q3 and Q4 2014”.

Santa Elena Mine Operating Statistics:	Q3 2014	Q3 2013	% Change	Q2 2014	% Change
Tonnes milled (t)	218,116	-	100%	-	100%
Average tpd milled	2,371	-	100%	-	100%
Average silver grade processed (g/t)	63.94	-	100%	-	100%
Average gold grade processed (g/t)	0.91	-	100%	-	100%
Silver recovery (%)	71.55	-	100%	-	100%
Gold recovery (%)	91.86	-	100%	-	100%
Silver ounces produced (1)	385,251	202,736	90%	173,000	123%
Gold ounces produced (1)	7,085	7,194	-2%	3,995	77%
AgEq ounces produced (2)	810,334	642,877	26%	412,700	96%

Silver ounces sold	393,860	204,947	92%	163,026	142%
Gold ounces sold	7,317	7,522	-3%	4,743	54%
AgEq ounces sold (2)	832,907	665,154	25%	447,606	86%

Ag : Au Ratio (2)	60.0:1	61.2:1	-2%	60.0:1	0%

(1) Silver and gold ounces produced consist of ounces recovered from the mill and the leach pad.

(2) Silver equivalent (“AgEq”) ounces consist of the number of ounces of silver production/sold plus the number of ounces of gold production/sold multiplied by 60:1 gold price to silver price ratio. Prior to Q1 2014, the AgEq ratio was based on the spot gold price to the spot silver price at the quarter end dates for financial reporting. At Q3 2013, the gold price to silver price ratio was 61.2:1. All numbers are rounded.

Sonora, Mexico

As part of the Santa Elena organic growth plan, exploration drilling has started at the Durazno Target (Ermitano Concession) located approximately 7 kilometres southeast of the mine site. Current plan is to drill 6 to 7 core holes (est. 2,000 metres) to test outcropping, widespread epithermal mineralization in several identified areas. Results from this initial program will be reported as information becomes available.

Release of Third Quarter, 2014 Financial Results and Conference Call

SilverCrest plans to release its unaudited third quarter financial statements and MD&A after market closes on Wednesday November 12, 2014. A telephone conference call to discuss these results will be held at 10am PDT (1pm EDT) on Thursday, November 13, 2014.

The Qualified Person under National Instrument (NI 43-101) Standards of Disclosure for Mineral Projects for this News Release is N. Eric Fier, CPG, P.Eng, President and Chief Operating Officer for SilverCrest Mines Inc., who has reviewed and approved its contents.

SilverCrest Mines Inc. (NYSE MKT: SVLC; TSX: SVL) is a Canadian precious metals producer headquartered in Vancouver, BC. SilverCrest’s flagship property is the 100%‐owned Santa Elena Mine, located 150 km northeast of Hermosillo, near Banamichi in the State of Sonora, México. The mine is a high‐grade, epithermal silver and gold producer, with an estimated life of mine of 8 years at an average operating cash costs of $11 per ounce of silver equivalent (55:1 Ag:Au). SilverCrest anticipates that the new 3,000 tonnes per day conventional mill facility at the Santa Elena Mine should recover an average of 1.5 million ounces of silver and 32,800 ounces of gold per annum over the current reserve life. Major expansion and commissioning of the 3,000 tonnes per day conventional mill facility is complete and is expected to increase metals production at the Santa Elena Mine in the second half of 2014 and beyond. Exploration programs continue to result in new discoveries at Santa Elena and also have rapidly advanced the definition of a large polymetallic deposit at the La Joya property in Durango State, Mexico.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This news release contains “forward-looking statements” within the meaning of Canadian securities legislation and the United States Securities Litigation Reform Act of 1995. Such forward-looking statements concern the Company’s anticipated results and developments in the Company’s operations in future periods, planned exploration and development of its properties, plans related to its business and other matters that may occur in the future and include, without limitation, statements with respect to: the economic viability of a project; strategic plans and expectations for the development of the Company’s operations and properties; the amount of mineral reserves and mineral resources; the amount of future production of gold and silver over any period; the amount of expected grades and ounces of metals and minerals; expected processing recoveries; cash operating costs and outflows; life of mine; anticipated free cash flow generation; and prices of metals and minerals.

These forward-looking statements relate to analyses and other information that are based on, without limitation, the following estimates and assumptions:  the presence of and continuity of metals at the Company’s projects; cost of production and productivity levels; plant and equipment function as anticipated; the availability of skilled labour; contracted parties provide goods and services on agreed time frame; ability to develop and finance projects; accuracy of the interpretations and assumptions used in calculating reserve and resource estimates; and operations not being disrupted or delayed by unusual geological or technical problems.

Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors which could cause actual events or results to differ from those expressed or implied by the forward-looking statements, including, without limitation: risks related to precious and base metal price fluctuations; risks related to fluctuations in the currency markets (particularly the Mexican peso, Canadian dollar and United States dollar); risks related to the inherently dangerous activity of mining, including conditions or events beyond our control, and operating or technical difficulties in mineral exploration, development and mining activities; uncertainty in the Company’s ability to raise financing and fund the exploration and development of its mineral properties; uncertainty as to actual capital costs, operating costs, production and economic returns, and uncertainty that development activities will result in profitable mining operations; risks related to reserves and mineral resource figures being estimates based on interpretations and assumptions which may result in less mineral production under actual conditions than is currently estimated and to diminishing quantities or grades of mineral reserves as properties are mined; risks related to governmental regulations and obtaining necessary licenses and permits; risks related to the business being subject to environmental laws and regulations which may increase costs of doing business and restrict our operations; risks related to mineral properties being subject to prior unregistered agreements, transfers, or claims and other defects in title; risks relating to inadequate insurance or inability to obtain insurance; risks related to potential litigation; risks related to the global economy; risks related to environmental laws; risks related to the Company’s status as a foreign private issuer in the United States; risks related to all of the Company’s properties being located in Mexico and El Salvador, including political, economic, social and regulatory instability; and risks related to officers and directors becoming associated with other natural resource companies, which may give rise to conflicts of interests.

Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in the forward-looking statements. The Company’s forward-looking statements are based on beliefs, expectations and opinions of management on the date the statements are made. For the reasons set forth above, investors should not place undue reliance on forward-looking statements. The Company undertakes no obligation to update or revise any forward-looking statements included in this news release if these beliefs, estimates and opinions or other circumstances should change, except as otherwise required by applicable law.

CAUTIONARY NOTE REGARDING NON-IFRS PERFORMANCE MEASURES

This news release includes the term “Free cash flow”. This term is commonly used in the mining industry but is not defined under International Financial Reporting Standards ("IFRS"). The Company believes that, in addition to conventional measures prepared in accordance with IFRS, certain investors use this information to evaluate SilverCrest’s performance and its ability to generate cash flow. It is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Free cash flow is calculated from net cash provided by operating activities less SilverCrest’s capital expenditures on its mining interests.

Contact:           Fred Cooper
Telephone:      (604) 694-1730 ext. 108
Fax:                   (604) 694-1761
Toll Free:          1-866-691-1730
Email:               info@silvercrestmines.com
Website:          www.silvercrestmines.com
Suite 501 - 570 Granville Street, Vancouver, BC Canada V6C 3P1